EXHIBIT 1

                            UNITED STATES OF AMERICA
                                   BEFORE THE
                       SECURITIES AND EXCHANGE COMMISSION

HIGHFIELDS CAPITAL MANAGEMENT LP          )
HIGHFIELDS ASSOCIATES LLC                 )
HIGHFIELDS CAPITAL I, LP                  )
HIGHFIELDS CAPITAL II, LP                 )   NOTICE OF PUBLIC FILING
200 Clarendon Street, 51st Floor          )
Boston, MA 02117                          )
                                          )
HIGHFIELDS CAPITAL LTD.                   )
Goldman Sachs (Cayman) Trust, Limited     )   Date:  _____________, 1999
Harbour Centre, North Church Street       )
P.O. Box 896                              )
George Town, Grand Cayman                 )
Cayman Islands, British West Indies       )
                                          )
File No. _______                          )
                                          )
Public Utility Holding                    )
   Company Act of 1935                    )


            Notice is hereby given that the following filing has been made with the Commission pursuant to the provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application for complete statements of the proposed transaction summarized below. The application and any amendments thereto are available for public inspection through the Commission's Office of Public Reference.

            Interested persons wishing to comment or request a hearing on the application should submit their views in writing by ____________, 1999, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicants at the address specified below. Proof of service (by affidavit, or in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are in dispute. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued on the matter. After said date, the application, as filed or as amended, may be granted and/or may be permitted to become effective.

          Highfields Capital Management L.P. ("Highfields Management"), Highfields Associates L.L.C. ("Highfields Associates"), Highfields Capital I L.P., Highfields Capital II, L.P., and Highfields Capital Ltd. ( collectively "the Highfields Entities") have filed an application for an order under Section 2(a)(7) of the Public Utility Holding Company Act of 1935 (the "Act") declaring that, under the circumstances described therein, the Highfields Entities will not be holding companies under Section 2(a)(7) of the Act with respect to El Paso Electric Company, ("El Paso") a Texas corporation, even though collectively they will own more than ten percent of El Paso's common stock.

            El Paso, a Texas company, is a public utility company which generates and distributes electricity in an area of approximately 10,000 square miles in western Texas and southern New Mexico. El Paso also sells electricity to wholesale customers in Texas, New Mexico, California, and Mexico. For the year ended December 31, 1998, El Paso had revenues of $602,221,000 and net income of $45,709,000.

            El Paso is generating significant cash from operations and transactions. One possible use of such cash is a program to repurchase shares of its common stock ("Buyback") -- an option that Highfields understands that El Paso may be considering. Highfields estimates that El Paso could buy back as much as 25% of its common stock and commence as early as April 1999.

            Highfields, a Delaware partnership, is principally engaged in the business of investment management, acting as an investment manager for Highfields Capital I L.P., Highfields Capital II L.P., and Highfields Capital Ltd-- each of which is an investment fund ("Highfields Investment Funds"). Highfields Capital I L.P. and Highfields Capital II L.P. are Delaware partnerships. Highfields Associates, a Delaware limited liability company, is the general partner for Highfields Capital I L.P. and Highfields Capital II L.P. Highfields Capital Ltd., another Highfields Investment Fund, is a Cayman Islands registered corporation.

            The purpose of the Highfields Investment Funds is to invest in securities and other financial instruments for current return and capital appreciation. None of the Highfields Entities is presently a "public utility company" or a "holding company" as such terms are defined in the Act. The Highfields Entities have not, and do not intend to, participate in the management or operations of El Paso.

            As of March 31, 1999, the Highfields Investment Funds collectively owned a total of 5,753,600 shares of common stock or approximately 9.525% of the outstanding voting shares of El Paso. If El Paso repurchases 25% of its shares of common stock, the Highfields Investment Funds collectively would own 12.7% of El Paso's common stock.

            The Highfields Entities state that they will limit their ownership rights in El Paso in the following manners if the Commission provides the exemptive order requested in the Application:

      1. In all matters submitted to the shareholders of El Paso for a vote, the Highfields Entities will vote no more than 9.9% of the outstanding shares in their sole discretion and either (i) will refrain from voting the remaining shares or (ii) vote the remaining shares in the same proportion as the other shares (except shares voted by the Highfields Entities in their discretion) are voted. Notwithstanding the foregoing, if the Highfields Entities oppose any action as to which dissenting shareholders would be entitled to appraisal rights under applicable law, the Highfields Entities would be free to vote all of their shares against the approval of such action or otherwise take any action that may be required to perfect appraisal rights under applicable law.

      2. No officer, director or employee of the Highfields Entities will serve as a director of El Paso.

      3. The Highfields Entities will not enter into any transaction with El Paso (other than those related solely to the Highfields Entities' interest as a stockholder of El Paso) without first obtaining the written consent of the Commission Staff.

      4. The Highfields Entities will not solicit proxies with respect to any voting securities of El Paso without first obtaining the written consent of the Commission Staff.

      5. The Highfields Entities will not obtain any additional shares of common stock or securities without the written consent of the Staff except acquisitions pursuant to stock dividends or splits that do not result in any material (i.e. greater than one percent) increase in the Highfields Entities' ownership percentage of El Paso's common stock.

      6. The Highfields Entities will reduce their aggregate holdings in El Paso common stock to less than ten percent within three years of the date of the Commission's order granting this application, unless they obtain an extension of the exemptive order in writing from the Commission.

(These limitations are referred to collectively as "the Ownership
Limitations"). The Highfields Entities state that they will abide by these conditions until such time as they no longer collectively own directly or indirectly 10% or more of the voting securities of El Paso.

            Although the Highfields Entities may hold ten percent or more of El Paso's common stock for investment purposes as a result of the Buyback, they claim that they will not hold that level of voting securities if they comply with the proposed Ownership Limitations. The proposed Ownership Limitations effectively will transform the Highfields Entities' stock ownership above 9.9% into a passive investment. In fact, compliance with the proposed Ownership Limitations actually will diminish the Highfields Entities' abilities to influence the management of El Paso because they will be foregoing not only the exercise of rights associated with the ownership of stock in excess of 9.9% but also the exercise of some rights associated with their 9.9% stock ownership (rights to solicit proxies and have a related individual serve on the board).

            The Highfields Entities also claim they meet the criteria of
Section 2(a)(7)(B) so that they should not be considered "holding companies". That section permits the Commission to determine that a company is not a holding company if it does not and can not exercise a controlling influence over a utility.